SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 25th, 2007 announcing Registrant’s first quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 25th, 2007

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM'S MOMENTUM CONTINUES:
Q1 SALES UP 84% TO $6.0M WITH
NET INCOME OF $1.2M

– Compared to Q4 2006, Q1 Sales Up 21%, Operating Income Up 27% –

        KFAR SAVA, Israel–April 25, 2007 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record revenues, operating income and net income for the first quarter ended March 31, 2007.

        Revenues for the first quarter of 2006 were $6.0 million, an increase of 84% compared with $3.3 million in the first quarter of 2005 and 21% compared to the fourth quarter of 2006. These are the Company’s highest revenues on record and its 13th consecutive quarter of rising sales.

        Operating income for the quarter reached a record of $1.2 million. This represented an increase of 145% compared to the first quarter of 2006 and 27% compared to the fourth quarter of 2006. Net income for the first quarter was $1.2, or $0.22 per diluted share ($0.23 per basic share), an increase of 127% compared to $548,000, or $0.11 per share (basic and diluted) for the first quarter of 2006.

        Commenting on the results, Shaike Orbach, President and CEO, said, “The momentum of our business accelerated again during the first quarter, enabling us to achieve another record quarter in terms of revenues, operating profit, net profit and cash. This strong performance demonstrates the cumulative benefit of our growing Design Win platform, together with the ramp-up of demand for our BYPASS adapters. Our business is being driven by the exciting growth of several target markets, especially the WAN Optimization market, which is still in the early growth phase. We are working to take advantage of our favorable positioning to address this and other high-potential markets, and are optimistic regarding our ability to deliver strong growth over the long term.”

Quarterly Conference Call

The Company will also be hosting a conference call today, April 25th, at 9:00am EDT. On the call, management will review and discuss the results, and will also be available to answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 281 1167

UK: 0 800 917 9141

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

        For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor Relations Contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail : kenny@gkir.com / ehud@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended March 31,
	2007 (Unaudited)	2006 (Unaudited)

Sales	$6,049	$3,287
Cost of sales	3,651	1,968

Gross profit	2,398	1,319

Research and development costs, gross	539	400
Less - royalty bearing participations	--	--

Research and development costs, net	539	400

Selling and marketing expenses	400	220
General and administrative	253	206

	1,192	826

Operating income	1,206	493

Financial income, net	69	55

Income before taxes on income	1,275	548
Taxes on income	30	--

Net income	$1,245	$548

Basic income per share	$0.23	$0.11

Weighted average number of shares outstanding - Basic
EPS (in thousands)	5,363	4,955

Diluted income per share	$0.22	$0.11

Weighted average number of shares outstanding -
Diluted EPS (in thousands)	5,653	5,218

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2007 (Unaudited)	December 31, 2006 (Unaudited)

Assets

Current assets
Cash and cash equivalents	$7,363	$4,513
Short term investments	1,911	1,009
Trade receivables	3,981	3,277
Other receivables	506	301
Inventories	5,075	3,739
Deferred taxes	54	46

	18,890	12,885

Long term investments	2,906	3,811
Severance pay fund	769	730
Property and equipment, net	410	379
Other assets	46	48

Total assets	$23,021	$17,853

Liabilities and shareholder's equity

Current liabilities
Trade payables	4,237	2,481
Other payables and accrued liabilities	1,111	971

Total current liabilities	5,348	3,452

Liability for severance pay	1,369	1,220

Total liabilities	6,717	4,672

Shareholders' Equity
Share capital and additional paid in capital	13,752	11,874
Treasury stock	(38)	(38)
Retained earnings	2,590	1,345

	16,304	13,181

Total liabilities and shareholders equity	$23,021	$17,853